EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Anthony J. Renteria, Chief Executive Officer of Harrell Hospitality Group, Inc., (the "Company"), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i)　　　the annual report on Form 10-KSB of the Company for the year ended September 30, 2006 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii)　　　the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:　　*/s/ Anthony J. Renteria*

Name:　Anthony J. Renteria

Title:　Chief Executive Officer

Date:　January 12, 2007